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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Peru Copper Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
715455101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715455101	Page	2	of	5

1	NAMES OF REPORTING PERSONS: A. Geoffrey Loudon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.K.

	5	SOLE VOTING POWER:

NUMBER OF		4,266,667*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,266,667*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,266,667*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Includes (i) 4,166,667 common shares, held by Sunbeam Opportunities Limited, a British Virgin Islands company, as nominee for A. Geoffrey Loudon, (ii) 80,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per share until October 6, 2009, and (iii) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of Canadian $1.65 per share until October 6, 2009.

CUSIP No.	715455101	Page	3	of	5
Item 1. (a)	Name of Issuer: Peru Copper Inc.

Item 1. (b)	Address of the Issuer’s Principal Executive Offices:

Suite 1050, 625 Howe Street, Vancouver, BC, Canada V6C 2T6

Item 2. (a)	Name of Filing Persons: A. Geoffrey Loudon

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

16 Eaton Mews North London SW1X 8AR, U.K.

Item 2. (c)	Citizenship: U.K.

Item 2. (d)	Title of Class of Securities: Common Shares

Item 2. (e)	CUSIP Number: 715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Amount beneficially owned: 4,266,667*
(a)	Percent of class: 3.6%

(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,266,667*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,266,667*

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Includes (i) 4,166,667 common shares held by Sunbeam Opportunities Limited, a British Virgin Islands company, as nominee for A. Geoffrey Loudon, (ii) 80,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per share until October 6, 2009, and (iii) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of Canadian $1.65 per share until October 6, 2009.

CUSIP No.	715455101	Page	4	of	5
Item 5.	Ownership of Five percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	715455101	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007	/s/ A. Geoffrey Loudon
A. Geoffrey Loudon